Exhibit 99.1

Concord Medical Reports Fourth Quarter and Full Year 2014 Financial Results

—Meets Full Year 2014 Earnings per ADS Guidance—

BEIJING, March 23, 2015 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2014[1] . Please note that all reported financial results exclude the financial contribution from Chang’an Hospital.

Fourth Quarter Highlights

•	Total net revenues from the network business were RMB160.3 million ($25.8 million) in the fourth quarter of 2014, an 8.3% decrease from RMB174.8 million in the fourth quarter of 2013.

•	Gross profit was RMB86.9 million ($14.0 million), representing a 26.6% decrease from RMB118.4 million in the fourth quarter of 2013.

•	Net income attributable to ordinary shareholders for the fourth quarter of 2014 increased 154.1% to RMB28.1 million ($4.5 million), compared to RMB11.1 million for the fourth quarter of 2013. Both basic and diluted earnings per American Depositary Share (“ADS”)[2] for the fourth quarter of 2014 were RMB0.64 ($0.10).

•	Non-GAAP net income for the fourth quarter of 2014 increased 133.0% to RMB33.1 million ($5.3 million), compared to RMB14.2 million for the fourth quarter of 2013. Both non-GAAP basic and diluted earnings per ADS in the fourth quarter of 2014 were RMB0.74($0.12)

•	Adjusted EBITDA[3] (non-GAAP) was RMB101.7 million ($16.4 million) for the fourth quarter of 2014, representing a 14.0% increase from the fourth quarter of 2013.

Full Year 2014 Highlights

•	Total net revenues for the full year 2014 were RMB606.9 million ($97.8million), a 7.8% increase from 2013.

•	Gross profit for the full year 2014 was RMB332.3 million ($53.6 million), a 3.8% decrease from 2013.

•	Net income attributable to ordinary shareholders for the full year 2014 increased 44.5% to RMB124.7 million ($20.1 million) compared to RMB86.3 million for the full year 2013. Basic and diluted earnings per ADS for the full year 2014 were RMB2.77 ($0.45) and RMB2.76 ($0.45), respectively.

•	Non-GAAP net income for the full year of 2014 increased 18.6% to RMB114.0 million ($18.4 million), compared to RMB95.3 million for the full year of 2013. Non-GAAP basic and diluted earnings per ADS in 2014 were RMB2.54 ($0.41) and RMB2.53 ($0.41), respectively.

•	Adjusted EBITDA(non-GAAP) was RMB348.6 million($56.2) in 2014, representing a 9.3% increase from 2013.

•	The number of treatment and diagnostic patient cases was 29,791 and 323,757 for the full year 2014, respectively, representing a 6.5% decrease and 2.0% increase from 2013, respectively.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “We are pleased to have met our full year earnings per ADS guidance and completed 2014 with strong financial results and significant operational accomplishments. Our performance was augmented by rising rates of cancer incidence and increased healthcare spending levels in China and from our internal efforts to improve operational efficiency and cost controls.”

“In December 2014, after careful analysis, we fully divested Chang’an Hospital and CCICC from our group to focus on our core strategy of building a nationwide network of diagnosis and treatment centers and specialized cancer hospitals. The transaction was closed on the end of the year, providing Concord Medical with proceeds of approximately $64.8 million, which we are using to fund the construction of our current projects and to improve our financial position.”

Dr. Yang concluded, “Looking ahead, we expect 2015 to be another year of important accomplishments for Concord Medical. We expect to open our first specialized cancer hospital in Datong in the first half of 2015. This will be a state-of-the-art oncology facility once complete. We also expect our hospitals in Guangzhou and Shanghai to also break ground in 2015.”

2014 Fourth Quarter Financial Results

Total net revenues from the network business were RMB160.3 million ($25.8 million), an 8.3% decrease from RMB174.8 million in the fourth quarter of 2013, primarily due to decreased treatment and diagnostic patient cases as a result of the closure of two centers due to contract expiration. As of December 31, 2014, the Company operated a network of 139 centers in 56 cities in China and had entered into agreements to establish 3 additional centers.

Cost of revenue was RMB73.3 million ($11.8 million), a 30.1% increase from RMB56.3 million in the fourth quarter of 2013, mainly due to the increased network depreciation expenses from new centers.

Gross profit was RMB86.9 million ($14.0 million), representing a 26.6% decrease from RMB118.4 million in the fourth quarter of 2013. The gross profit margin for the fourth quarter of 2014 was 54.3%, compared to 67.8% for the fourth quarter of 2013.

Selling expenses were RMB25.2 million ($4.1 million), representing a 33.5% decrease from RMB37.9 million in the fourth quarter of 2013. Selling expenses as a percentage of total net revenues decreased to 15.7% in the fourth quarter of 2014 from 21.7% in the fourth quarter of 2013. The decrease was mainly due to decreased advertising expenses.

General and administrative expenses were RMB12.9 million ($2.1 million), representing a 52.7% decrease from RMB27.2 million in the fourth quarter of 2013. General and administrative expenses as a percentage of total net revenues was 8.0% in the fourth quarter of 2014, compared to 15.6% in the fourth quarter of 2013. The decrease was mainly due to decreased office expenses, consulting expenses and bank expenses.

Operating income was RMB48.8 million ($7.9 million) for the fourth quarter of 2014, compared to RMB53.3 million in the fourth quarter of 2013.

Income tax expense was RMB40.8 million ($6.6 million) for the fourth quarter of 2014, compared to RMB30.7 million in the fourth quarter of 2013. The effective tax rate for the fourth quarter of 2014 was 85.8%. The increase was mainly related to the withholding taxes relating to the company’s oversea investment and tax expenses of Chang’an Hospital.

Net income from discontinued operations was RMB21.9 million ($3.5 million) for the fourth quarter of 2014 attributable to income generated from Chang’an Hospital.

Net income attributable to ordinary shareholders was RMB28.1 million ($4.5 million) for the fourth quarter of 2014, compared to RMB11.1 million in the fourth quarter of 2013. The net profit margin in the fourth quarter of 2014 was 17.6%, compared to 6.3% in the fourth quarter of 2013.

Non-GAAP net income for the fourth quarter of 2014 was RMB33.1 million ($5.3 million), compared to RMB14.2 million for the fourth quarter of 2013. Both non-GAAP basic and diluted earnings per ADS in the fourth quarter of 2014 were RMB0.74 ($0.12)

Both basic and diluted earnings per ADS for the fourth quarter of 2014 were RMB0.64 ($0.10). Each ADS represents three ordinary shares.

Adjusted EBITDA (non-GAAP) was RMB101.7 million ($16.4million) for the fourth quarter of 2014, representing a 14.0% increase from the fourth quarter of 2013.

During the fourth quarter of 2014, the Company handled 6,815 patient treatment cases and 74,986 patient diagnostic cases, representing a 16.2% decrease and 8.8% decrease from the fourth quarter of 2013 mainly due to the closure of two centers during the quarter.

Fiscal 2014 Full Year Results

Total net revenues in 2014 were RMB606.9 million ($97.8 million), representing a 7.8% increase from RMB563.1 million in 2013, mainly due to the increased revenue contributions from diagnostic equipment patients.

Cost of revenues in 2014 was RMB274.6 million ($44.3 million), representing a 26.1% increase from RMB217.7 million in 2013, mainly due to the increased network depreciation expenses from the new centers.

Gross profit in 2014 was RMB332.3 million ($53.6 million), representing a 3.8% decrease from RMB345.5 million in 2013.

Gross profit margin in 2014 was 54.8%, compared to 61.3% in 2013.

Selling expenses in 2014 were RMB95.1 million ($15.3 million), representing a 9.1% decrease from RMB104.7 million in 2013. Selling expenses as a percentage of total net revenues decreased to 15.7% in 2014 from 18.6% in 2013. The decrease was mainly due to decreased advertising, reception, entertainment and conference expenses.

General and administrative expenses in 2014 were RMB53.6 million ($8.6 million), representing a 36.6% decrease from RMB84.5 million in 2013. General and administrative expenses as a percentage of total net revenues was 8.8% in 2014, compared to 15.0% in 2013. The decrease was primarily related to the collection of bad debt and decreased office expenses.

Operating income in 2014 was RMB183.6 million ($29.6 million), a 17.5% increase from RMB156.3 million in 2013.

Income tax expense in 2014 was RMB80.9 million ($13.0 million), compared to RMB63.8 million in 2013. The effective tax rate in 2014 was 46.0%.

Net income from discontinued operations in 2014 was RMB29.8 million ($4.8 million) attributable to income generated from Chang’an Hospital.

Net income attributable to ordinary shareholders in 2014 was RMB124.7 million ($20.1 million), a 44.5% increase from RMB86.3 million in 2013. The net profit margin in 2014 was 15.6%, compared to 14.3% in 2013.

Non-GAAP net income for the full year of 2014 was RMB114.0 million ($18.4 million), compared to RMB95.3 million for the full year of 2013. Non-GAAP basic and diluted earnings per ADS in 2014 were RMB2.54 ($0.41) and RMB2.53 (0.41), respectively.

Basic and diluted earnings per ADS in 2014 were RMB2.77 ($0.45) and RMB2.76 ($0.45), respectively.

Adjusted EBITDA (non-GAAP) was RMB348.6 million ($56.2 million) in 2014, representing an 9.3% increase from RMB318.9 million in 2013.

Share-based compensation expenses, which were allocated to related operating expense items, were RMB7.3 million ($1.2 million) in 2014, compared to RMB8.8 million in 2013.

Capital expenditures were RMB107.8 million ($17.4 million) in 2014, compared to RMB159.8 million in 2013.

As of December 31, 2014, the Company had cash and cash equivalents of RMB478.7 million ($77.2 million) and restricted cash of RMB392.3 million ($63.2 million), compared to RMB283.0 million and RMB422.1 million, respectively, as of December 31, 2013.

Accounts receivable was RMB265.0 million ($42.7 million) as of December 31, 2014, compared to RMB272.3 million as of December 31, 2013. The average period of sales outstanding for accounts receivable (also known as Days Sales Outstanding) was 159 days in 2014.

As of December 31, 2014, the Company had bank credit lines totaling RMB2.8 billion (US$456.3 million), of which RMB943.6 million ($152.1 million) were utilized.

Total property, plant & equipment net valued at RMB749.7 million ($120.8 million), compared to RMB1, 492.6 million as of December 31, 2013.

Recent Development

On Dec. 16, 2014, Concord Medical Services Holdings Limited announced that the Company has, through its subsidiaries, entered into a definitive agreement to sell 52% equity interest in Chang’an Hospital to the owner of the 48% equity, for a total consideration of RMB398 million (US$64.8 million, or $1=RMB 6.1376). The consideration also includes the sale of ownership interests in Chang’An CMS International Cancer Center (“CCICC”), a specialized cancer diagnosis and treatment center established between Concord Medical and Chang’an Hospital in July 2010. This 100% cash transaction has been approved by the boards of directors of both parties. The transaction was closed on Dec. 31, 2014 and the financial result of Chang’an Hospital for Q4 and the full year of 2014 was included under the discontinued operations.

Notes:

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2046 to US$1.00, the effective noon buying rate as of December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2] Each ADS represents three ordinary shares of the Company.

[3] Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment and other income or expense.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on March 24, 2015 (8:00 p.m. Beijing/Hong Kong time on March 24, 2015).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	1 866 519 4004
International:	65 67239381
U.K. Toll Free:	08082346646
Hong Kong Toll Free:	800-906-601
China Local:	400-620-8038 / 800-819-0121
Passcode:	CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free:	1 855 452 5696
International:	6 12 8199 0299
Conference ID:	5641903

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of December 31, 2014, the Company operated a network of 139 centers with 80 hospital partners that spanned 56 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, The Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense and changes in fair value of derivatives. The Company believes excluding share-based compensation expense and changes in fair value of derivatives from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense and changes in fair value of derivatives are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, and share-based compensation expenses. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment and other income or expense. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5957 5270

ting.jia@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2013 (*)	December 31, 2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash	283,033	478,682	77,150
Restricted cash, current portion	422,140	392,328	63,232
Accounts receivable	313,909	265,010	42,712
Inventories	19,717	2,986	481
Prepayments and other current assets	111,480	177,267	28,570
Amount due from related parties	10,265	—	—
Net investments in direct financing leases, current portion	128,814	143,853	23,185
Deferred tax assets, current portion	10,652	3,556	573

Total current assets	1,300,010	1,463,682	235,903

Non-current assets
Property, plant and equipment, net	1,492,573	749,683	120,827
Goodwill	292,885	—	—
Intangible assets, net	116,843	61,243	9,871
Deposits for non-current assets	76,669	101,166	16,305
Net investments in direct financing leases, non-current portion	199,467	130,934	21,103
Deferred tax assets, non-current portion	17,721	17,183	2,769
Equity method investments	217,413	221,180	35,648
Other non-current assets	86,847	52,892	8,525
Prepaid land lease payments	140,201	51,529	8,305
Restricted cash,non-current portion	—	109,840	17,703
Indemnification assets	59,518	—	—
Loan to a noncontrolling shareholder of a subsidiary	93,410	—	—

Total non-current assets	2,793,547	1,495,650	241,056

Total assets	4,093,557	2,959,332	476,959

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	487,964	322,128	51,918
Long-term bank borrowings, current portion	273,310	246,233	39,686
Accounts payable	149,209	1,064	171
Accrual for purchase of property, plant and equipment	49,741	11,784	1,899
Accrued expenses and other liabilities	146,489	130,193	20,983
Income tax payable	48,201	56,151	9,050
Deferred revenue, current portion	15,668	1,038	167
Amount due to related parties, current portion	3,217	—	—
Deferred tax liability, current portion	860	1,228	198

Total current liabilities	1,174,659	769,819	124,072

Non-current liabilities
Long-term bank borrowings, non-current portion	324,974	335,479	54,069
Deferred tax liabilities, non-current portion	32,891	50,227	8,095

Accrued unrecognized tax benefits and surcharges, non-current portion	67,719	—	—
Amount due to related parties, non-current portion	26,828	—	—
Other long-term liabilities	32,769	3,749	604

Total non-current liabilities	485,181	389,455	62,768

Total liabilities	1,659,840	1,159,274	186,840

Commitments and contingencies
EQUITY
Ordinary shares	105	105	17
Treasuary stock	(5)	(5)	(1)
Additional paid-in capital	2,520,338	2,074,125	334,288
Accumulated other comprehensive loss	(15,283)	(18,651)	(3,006)
Accumulated deficit	(383,162)	(258,025)	(41,583)

Total Concord Medical Services Holdings Limited shareholders’ equity	2,121,993	1,797,549	289,715
Non-controlling interests	311,724	2,509	404

Total equity	2,433,717	1,800,058	290,119

Total liabilities and equity	4,093,557	2,959,332	476,959

(*)	Amounts for the year ended December 31, 2013 were derived from the December 31, 2013 audited consolidated financial statements.

Concord Medical Services Holdings Limited

Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31, 2013 (*)	December 31, 2014		December 31, 2013 (*)	December 31, 2014
	RMB	RMB	US$	RMB	RMB	US$
		(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Network	174,771	160,251	25,828	563,124	606,883	97,813

Total net revenues	174,771	160,251	25,828	563,124	606,883	97,813

Cost of revenues
Network	(56,331)	(73,313)	(11,816)	(217,655)	(274,562)	(44,251)

Total cost of revenues	(56,331)	(73,313)	(11,816)	(217,655)	(274,562)	(44,251)

Gross profit	118,440	86,938	14,012	345,469	332,321	53,562

Operating expenses
Selling expenses	(37,906)	(25,220)	(4,065)	(104,667)	(95,096)	(15,327)
General and administrative expenses	(27,191)	(12,871)	(2,074)	(84,506)	(53,576)	(8,635)

Operating income	53,343	48,847	7,873	156,296	183,649	29,600
Interest expenses	(13,682)	(21,917)	(3,532)	(36,884)	(53,470)	(8,618)
Foreign exchange (loss) gain	(296)	9,511	1,533	784	9,585	1,545
(Loss on) disposal of property, plant and equipment	(254)	(4,894)	(789)	(1,235)	(3,955)	(637)
Interest income	1,719	6,615	1,066	9,828	21,208	3,418
Changes in fair value of derivatives	—	6,585	1,061	—	2,605	420
Equity pick up of equity investee	159	2,643	426	13,470	13,911	2,242
Other income	1,766	114	18	2,010	2,113	341

Income from continuing operations before income tax	42,755	47,504	7,656	144,269	175,646	28,311
Income tax expenses	(30,708)	(40,796)	(6,575)	(63,838)	(80,850)	(13,031)
Net income from continuing operations	12,047	6,708	1,081	80,431	94,796	15,280

Net (loss) income from discontinued operations	(1,491)	21,935	3,535	4,547	29,767	4,798

Net income	10,556	28,643	4,616	84,978	124,563	20,078

Net (loss) income attributable to non-controlling interests	(518)	495	80	(1,322)	(146)	(24)

Net income attributable to ordinary shareholders	11,074	28,148	4,536	86,300	124,709	20,102

Earnings per ADS
Net profit from continuing operations	0.27	0.15	0.02	1.79	2.11	0.34
Net (loss) profit from discontinued operations	(0.03)	0.49	0.08	0.10	0.66	0.11
Basic	0.24	0.64	0.10	1.89	2.77	0.45
Net profit from continuing operations	0.27	0.15	0.02	1.79	2.10	0.34
Net (loss) profit from discontinued operations	(0.03)	0.49	0.08	0.10	0.66	0.11
Diluted	0.24	0.64	0.10	1.89	2.76	0.45

Weighted average number of ADS outstanding:
Basic	44,945,433	44,945,433	44,945,433	44,945,433	44,945,433	44,945,433
Diluted	44,945,433	45,064,240	45,064,240	44,945,433	45,060,214	45,060,214

Other comprehensive income (loss), net of tax
Foreign currency translation	1,523	(6,477)	(1,044)	1,672	(3,368)	(543)
Total other comprehensive income (loss), net of tax	1,523	(6,477)	(1,044)	1,672	(3,368)	(543)

Comprehensive income	12,079	22,166	3,572	86,650	121,195	19,533

Comprehensive (loss) income attributable to noncontrolling interests	(518)	495	80	(1,322)	(146)	(24)

Comprehensive income attributable to Concord Medical Services Holdings Limited’s shareholders	12,597	21,671	3,492	87,972	121,341	19,557

(*)	For comparative purposes, the result of operations of the disposed component in prior periods are also reflected in discontinued operations.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)	6.2046

	For the three months ended December 31, 2013			For the three months ended December 31, 2014			Twelve months ended December 31, 2013			Twelve months ended December 31, 2014
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income	53,343	3,651	56,994	48,847	4,458	53,305	156,296	10,337	166,633	183,649	(10,558)	173,091
Net income	10,556	3,651	14,207	28,643	4,458	33,101	84,978	10,337	95,315	124,563	(10,558)	114,005
Basic earnings per ADS	0.24	0.08	0.32	0.64	0.10	0.74	1.89	0.23	2.12	2.77	(0.23)	2.54
Diluted earnings per ADS	0.24	0.08	0.32	0.64	0.10	0.74	1.89	0.23	2.12	2.76	(0.23)	2.53

(*)	The adjustment is share-based compensation and bad debt provision

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended	Twelve months ended	Twelve months ended
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
Net income from continuing operations	12,047	6,708	80,431	94,796
Interest expenses, net	11,963	15,302	27,056	32,262
Income tax expenses	30,708	40,796	63,838	80,850
Depreciation and amortization	35,357	29,686	135,668	143,545
Share-based compensation	2,118	2,439	8,804	7,349
Bad debt provision	1,533	2,019	1,533	(17,907)
Other adjustments	1,216	4,731	1,559	7,743

Adjusted EBITDA	94,942	101,681	318,889	348,638

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, bad debt provision, and other adjustments. Other adjustments include foreign exchange loss, gain/(loss) from disposed of PPE and other income or expense.